UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
OpenAVN Inc.

Legal status of issuer

Form
C-Corp

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 18, 2019

Physical   address   of   issuer
3100 47th Ave, Suite 3100, Long Island City, NY 11101

Website of issuer
https://www.openavn.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000

Deadline to reach the target offering amount
December 27, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7

	Most recent fiscal year-end (2018)	Prior fiscal year-end (2017)
Total Assets	$1,600	$0
Cash & Cash Equivalents	$1,600	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 25, 2019

OpenAVN Inc.



Up to $500,000 of Crowd Notes

OpenAVN Inc. ("OpenAVN", the "Company," "we," "us", or "our"), is offering up to $500,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 27, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by December 27, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by December 20, 2019 will be permitted to increase their subscription amount at any time on or before December 27, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after December 20, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $500,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 20, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to

identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.openavn.com/investors

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/openavn

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

OpenAVN Inc., a Delaware Corporation, was incorporated in 2019 and is headquartered in Long Island City, New York.

The Company's website is https://www.openavn.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/openavn and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$500,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	December 27, 2019
Use of proceeds	See the description of the use of proceeds on page 12 and 13 hereof.
Voting Rights	See the description of the voting rights on pages 11, 16, 17, and 18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Many of the Company's contracts are understood to be contingent on the successful development and proof of concept of its full platform. The platform is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it is not guaranteed that the platform or any other product candidates will be successfully developed or commercialized.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cybersecurity market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token offerings, is uncertain, and new regulations or policies may adversely affect the development of the Company's products. Regulation of tokens and token offerings, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is being developed and likely to rapidly evolve. Regulations on token offerings vary significantly among international, federal, state, and local jurisdictions and are subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development, growth, adoption, and utility of such tokens. Failure by the Company or certain users to comply with any laws, rules, and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operations. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks and special licenses for virtual currency business activities in the State of New York. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission (the "SEC"), and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of Blockchain assets is also uncertain. The CFTC has publicly taken the position that certain Blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some Blockchain related assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a Blockchain network or asset, tokens may be adversely affected.

Blockchain networks face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China, and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations, or directives that affect such technology. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the business. It is impossible to predict the effects of any future regulatory change on tokens and blockchain technology, but such change could be substantial and adverse to the development and growth of the Company and the adoption and utility of tokens. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the tokens may be exchanged, the liquidity of the tokens, the ability to access marketplaces or exchanges on which to trade the tokens, and the structure, rights, and transferability of tokens.

The future issuance of tokens may constitute the issuance of a "security" under U.S. federal securities laws. The Company intends to tokenize assets in the future. On July 25, 2017, the SEC issued a Report of Investigation under Section 21(a) of the Securities Exchange Act of 1934 (the "Exchange Act") describing an SEC investigation of The DAO, a virtual organization, and its use of distributed ledger or Blockchain technology to facilitate the offer and sale of DAO Tokens to raise capital. The SEC applied existing U.S. federal securities laws to this new paradigm, determining that DAO Tokens were securities. The SEC stressed that those who offer and sell securities in the U.S. are required to comply with federal securities laws, regardless of whether those securities are purchased with virtual currencies or distributed with Blockchain technology. The SEC's announcement, and the related report, may be found here: https://www.sec.gov/news/press-release/2017-131. As noted by the SEC, the issuance of tokens represents a new paradigm and the application of the federal securities laws to this new paradigm is very fact specific.

The Company may not receive necessary regulatory approvals to publicly offer tokens via a registration statement. Prior to the commencement of a sale of any tokens to the public, the Company may need regulatory approvals, and/or "no action" clearances, from the SEC and possibly state securities regulators. If the Company is not able to obtain these regulatory approvals or "no action" clearances, it may have to reconfigure the offering of tokens so that it satisfies regulatory requirements. If the Company cannot obtain the necessary approvals, it may not be able to launch or distribute tokens effectively or at all.

The Company has not filed a Form D for its Pre-Seed offering from December 2018. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company has conducted related party transactions. The Company's startup expenses were paid for by related party, Metasquare, Inc. Metasquare, Inc. is owned by Harish Prasanna and Bidlur Shivaprakash, who are members of the Company's management team. Additionally, the Company received intellectual property from Metasquare, Inc., a separate company with common management and ownership. The intellectual property is the underlying technology of the Company's product. Metasquare, Inc. is owned by Harish Prasanna and Bidlur Shivaprakash, who are members of the Company's management team.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,500,000 valuation cap, so you should not view the $4,500,000 as being an indication of the Company's value.

Conversion of the Crowd Note is conditional on the Company converting into a C-Corporation in the future. In order for the Crowd Note to convert into equity in the Company, the Company must first convert from a limited liability company to a C-Corporation. While the Company expects to convert into a C-Corporation in the future, there can be no guarantee that such conversion will be carried out. If the Company never converts into C-Corporation, then the Crowd Note will never convert into equity.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 87.8% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
At OpenAVN, we believe in innovation that complements the growing trends in the market, which will lead to more secure products and services as a sum outcome. OpenAVN - Open Anti-Virus Network was created with the intention to solve a particularly hard classification problem that exists in security that is critical to the upcoming generation of computing. It uses Blockchain and AI to create a widespread network to collect diversified samples globally, enables us to foster an ecosystem that can serve the market exponentially faster than any other existing antivirus products.

Business Plan
Our customers can either utilize our software to protect their devices and networks or can plug into our ecosystem to consume the malware signatures and digital threats identified by the Blockchain platform in realtime.

The Company's Products and/or Services
We have combined Artificial Intelligence, Blockchain, and Cybersecurity to provide the most cutting edge digital threat prevention and continuous protection the industry has to offer. OpenAVN is designed to act both as an endpoint protection software and as a Service/API Gateway to realtime threat intel.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry

segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Cybersecurity market in its entirety is forecasted to reach well over $360 Billion USD by 2025. With US market accounting for about 48% market share, the US Market spending has seen a steady growth of 12% YOY. In 2018, global spending on cybersecurity was projected to reach around $66 billion USD, more than doubling in value since 2011. With Cisco controlling almost the entire industry, other companies are simply forced to plug-in to its efforts towards cybersecurity. OpenAVN democratizes the market by bringing an easily adaptable, backward compatible technology that can be leveraged to distribute the market share much further to growing companies bringing innovation in an industry that is yet again failing due to non-existence of diversity.

Intellectual Property

The Company is dependent on the following intellectual property: None.

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.36% of the proceeds, or $36,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Development	40%	40%	45%
Sales & Marketing	40%	40%	30%
Operations	10%	10%	15%
Salaries	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Harish Prasanna	CEO & Founder (Jan 2019 - Present)	OpenAVN, CEO & Founder (Jan 2019 - Present) ● Identifying key market signals and nurturing early stage product development ● Scoping and surveying service and product market fit ● Trend dependence survey and technical innovation planning ● Lead key development and planning efforts ● Work with senior stakeholders, chief financial officer, chief information officer, and other executives. ● Assure all legal and regulatory documents are filed and monitor compliance with laws and regulations. ● Build alliances and partnerships with other organizations. MetaSquare, Lead Development Architect and Managing Partner (2012 - Present) ● Creating, communicating, and implementing the organization's vision, mission, and overall direction ● Leading the development and implementation of the overall organization's strategy ● Soliciting advice and guidance, when appropriate, from a Board of Directors ● Formulating and implementing the strategic plan that guides the direction of the business or organization. ● Overseeing the complete operation of an organization in accordance with the direction established in the strategic plans ● Evaluating the success of the organization in reaching its goals
Bidlur Shivaprakash	CFO & Founder (Jan 2019 - Present)	OpenAVN, CFO & Founder (Jan 2019 - Present) ● Providing leadership, direction and management

		of the finance and accounting team ● Providing strategic recommendations to the CEO/president and members of the executive management team ● Managing the processes for financial forecasting and budgets, and overseeing the preparation of all financial reporting ● Advising on long-term business and financial planning ● Establishing and developing relations with senior management and external partners and stakeholders ● Reviewing all formal finance, HR and IT related procedures IBSI Consulting LLC, CEO (Oct 2012 - Present) ● Provide inspired leadership company wide. ● Make high-level decisions about policy and strategy. ● Report to the board of directors and keep them informed. ● Develop and implement operational policies and a strategic plan. ● Act as the primary spokesperson for the company. ● Develop the company's culture and overall company vision.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	5,000,000	Yes	N/A	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Harish Prasanna	Common Stock	50%
Bidlur Shivaprakash	Common Stock	50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
OpenAVN, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware and New York. The Company is developing an antivirus security solution that leverages blockchain technology.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $1600 in cash on hand as of September 30, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:
None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances, provided the Company has converted from a limited liability company to a C-Corporation:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $4,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are

transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
The Company's startup expenses were paid for by related party, Metasquare, Inc. Metasquare, Inc. is owned by Harish Prasanna and Bidlur Shivaprakash, who are members of the Company's management team. Additionally, the Company received intellectual property from Metasquare, Inc., a separate company with common management and ownership. The intellectual property is the underlying technology of the Company's product. Metasquare, Inc. is owned by Harish Prasanna and Bidlur Shivaprakash, who are members of the Company's management team.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Harish Prasanna
(Signature)

Harish Prasanna
(Name)

principal executive officer, controller, board member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Harish Prasanna
(Signature)

Harish Prasanna
(Name)

principal executive officer, controller, board member
(Title)

October 25, 2019
(Date)

Shivaprakash Bidlur
(Signature)

Shivaprakash Bidlur
(Name)

principal financial officer, board member
(Title)

October 25, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

OPENAVN, INC.

Reviewed Financial Statements From January 18, 2019 (Inception) to August 31, 2019

September 17, 2019



Jason M. Tyra CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
OpenAVN, Inc.
Elmhurst, NY

We have reviewed the accompanying financial statements of XYZ Company (a corporation), which comprise the balance sheet as of August 31, 2019, and the related statements of income, changes in shareholders' equity and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 17, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

OPENAVN, INC.
BALANCE SHEET
AUGUST 31, 2019
_____

ASSETS

CURRENT ASSETS

Cash	$	1,600
TOTAL CURRENT ASSETS		1,600
TOTAL ASSETS		1,600

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY

Common Stock (10,000,000 shares authorized;	50
5,000,000 isuued and outstanding; $.00001 par value)	
Additional Paid in Capital	1,550
Retained Earnings (Deficit)	-
TOTAL SHAREHOLDERS' EQUITY	1,600
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,600

OPENAVN, INC.
INCOME STATEMENT
REVIEWED FINANCIAL STATEMENTS FROM JANUARY 18, 2019 (INCEPTION) TO AUGUST 31, 2019
_____

Operating Income

    Sales, Net $ -

Gross Profit   -

Operating Expense

    General & Adminstrative   -
    Selling & Marketing   -
    Salaries & Wages   -

                                                                                                                        -

Net Income $ -

OPENAVN, INC.
STATEMENT OF CASH FLOWS
REVIEWED FINANCIAL STATEMENTS FROM JANUARY 18, 2019 (INCEPTION) TO AUGUST 31, 2019
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	-
Net Cash Flows From Operating Activities		-
Cash Flows From Financing Activities		
Issuance of Common Stock		50
Change in Additional Paid In Capital		1,550
Net Cash Flows From Investing Activities		1,600
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		1,600
Cash at End of Period	$	1,600

OPENAVN, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

REVIEWED FINANCIAL STATEMENTS FROM JANUARY 18, 2019 (INCEPTION) TO AUGUST 31, 2019

| | Common Stock | | Additional Paid | Retained Earnings | Total Stockholders' |
	Number	Amount	in Capital		Equity
Balance at January 18, 2019		$ -	$ -	$ -	$ -
Issuance of Stock	5,000,000	50	1,550		1,600
Balance at August 31, 2019	5,000,000	$ 50	$ 1,550	$ -	$ 1,600

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

OpenAVN, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware and New York. The Company is developing an antivirus security solution that leverages blockchain technology.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Intellectual Property

The Company received intellectual property from Metasquare, Inc., a separate company with common management and ownership. The intellectual property is the underlying technology of the Company's product. Metasquare, Inc. is owned by Harish Prasanna and Bidlur Shivaprakash, who are members of the Company's management team.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Related Party Transactions

The Company's startup expenses were paid for by related party, Metasquare, Inc. Metasquare, Inc. is owned by Harish Prasanna and Bidlur Shivaprakash, who are members of the Company's management team.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to taxation requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

The Company is subject to franchise and income tax filing requirements in the State of New York.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 17, 2019, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website


OpenAVN™
World's 1st Decentralized Antivirus powered by AI and Blockchain
openavn.com

Invest in OpenAVN

Next-Gen realtime malware & threat mitigation using Blockchain Crowdsourcing and Artificial Intelligence

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$1,000	$4,500,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST IN OPENAVN

Time Left 56d : 09h : 22m

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Website: www.openavn.com

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OpenAVN is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by OpenAVN without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
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Company Highlights

- $210k pre-seed raised by Metasquare to launch OpenAVN
- Over 180 early adopters and beta testers
- In Private Beta, under SOC2 standard certification audit for public release candidates
- Antivirus AI trained with over 80 Billion data points from malware and digital threats
- Cybercrime is estimated to cost over $6 Trillion annually by 2021

Fundraise Highlights

- Total Round Size: US $500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $4,500,000
- Target Minimum Raise Amount: US $350,000
- Offering Type: Side by Side Offering

As the industry moves towards the next phase of AI and Blockchain adoption, OpenAVN aims to serve as the next generation blockchain and AI-based Malware Protection system that will remain as a First responder against digital threats online.

At OpenAVN, we believe in innovation that complements the growing trends in the market, which will lead to more secure products and services as a sum outcome. OpenAVN - Open Anti-Virus Network was created with the intention to solve a particularly hard classification problem that exists in security that is critical to the upcoming generation of computing. It uses Blockchain and AI to create a widespread network to collect diversified samples globally, enables us to foster an ecosystem that can serve the market exponentially faster than any other existing antivirus products.

On average, the Antivirus Industry takes anywhere between 25-30+ days to identify, isolate, and remediate viruses and malware. The entire industry depends on malware lab partnerships, and public communities to gather malware samples and signatures. OpenAVN solves the supply chain issue by reducing the time taken to obtain a malware sample and to deliver the signature to the end-user on average in less than 2-3 days. A Blockchain and Smart Contract based network is used to triage, classify, and

incentivize the collection of malware samples using crowdsourcing and machine learning.

We have combined Artificial Intelligence, Blockchain, and Cybersecurity to provide the most cutting edge digital threat prevention and continuous protection the industry has to offer. OpenAVN is designed to act both as an endpoint protection software and as a Service/API Gateway to realtime threat intel. Our customers can either utilize our software to protect their devices and networks or can plug into our ecosystem to consume the malware signatures and digital threats identified by the Blockchain platform in realtime.

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OPENAVN
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© 2017-2019 OPENAVN, INC.
All rights reserved.

OPENAVN Antivirus - Beta Edition.

OPENAVN - Beta Disrupt Edition is the latest release currently in Private Beta. The beta edition is capable of efficient malware distribution and synchronization, quarantine submission, ability to view reports, system info, etc, Initiate Scan/Custom scan including realtime protection.

Privacy Mode is enabled by default providing out of the box Ad-Blocking, Safe Browsing Pro, VPN & Proxy Service.

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The Team

Founders and Officers



Harish Prasanna
CO-FOUNDER & CEO



An Open-source Advocate, upcoming Cybersecurity leader, and a highly entrepreneurial individual, Harish has deep expertise in malware mitigation, vulnerability analysis, and threat mitigation technologies. As a long-time blockchain enthusiast, he was able to envision combining the benefits of the distributed capabilities of blockchain and the swift analytical capabilities of Artificial Intelligence to provide real-time malware protection to individual consumers and enterprises alike.



Bidlur Shivaprakash
CO-FOUNDER & CFO

Shivaprakash is an entrepreneur, an academician and is on the Board of several companies in the USA and India. He was a tenured Professor and was the Chairman of the Computer Science Department at University of Dubuque, Iowa, USA for over 6 years; Shivaprakash subsequently became an entrepreneur from the late 1990's and got involved in several mergers and acquisitions from 2001 and onwards. He has been invited as a guest speaker at several universities on topics such as Global IT perspective, Management strategies, Management Information Systems, and Global Paradigm Shift. Over the years he has received several awards such as "Entrepreneur of the Year" (from Dallas Chamber of Commerce), "Blue Chip Entrepreneur" (from US Chamber of Commerce & Mass Mutual) and "Humanitarian of the Year" (from Rotary Club International). He has degrees in Electrical & Electronic Engineering, Computer Science and Business Administration.

Key Team Members

	Arvind Subramanian		Tanuj Maheshwari		Jonathan Ystad

	Jourdan Parkinson		Noubra Ashika

Notable Advisors & Investors

	Pascal Mittner		Bilal Khan

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $500,000
Minimum investment:	US $1,000
Target Minimum:	US $350,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $4,500,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investment Proxy Agreement	Investors who invest $50,000 or less will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While OpenAVN has set an overall target minimum of US $350,000 for the round, OpenAVN must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to OpenAVN's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

If Maximum Amount Is Raised

● Development ● Sales & Marketing ● Operations ● Salaries

● Development ● Sales & Marketing ● Operations ● Salaries

Investor Perks

First 500 investors receive a free one-year subscription for protecting up to five devices

Bronze Tier: $3600+ Two Year(s) free subscription for protecting up to 5 devices. Five referral vouchers for business and corporate license packages that earn a bonus.

Silver Tier: $6300+ Three Year(s) free subscription for protecting up to 5 devices. Ten referral vouchers for business and corporate license packages that earn a bonus.

Gold Tier: $27,000+ Three Year(s) free subscription for protecting up to 5 devices. Invites to annual strategy call (November) to discuss specific company objectives, initiative outcome measures, and detailed action plans. Exclusive bonus earning referral vouchers for business and corporate license packages.

Platinum Tier: $45,000+ Three Year(s) free subscription for protecting up to 5 devices. Invites to biannual strategy calls (May, Nov) to discuss specific company objectives, initiative outcome measures, and detailed action plans. Exclusive meet & greet with the core team at Blackhat Conference and Defcon, in Las Vegas, NV. Discounted tickets for 3 to our official private party in Mandalay Bay, Paradise, NV, with the OpenAVN Community during Defcon.

Diamond Tier: $149,000+ Three Year(s) free subscription for protecting up to 5 devices. Invites to quarterly strategy calls (Feb, May, Aug, Nov) to discuss specific company objectives, initiative outcome measures, and detailed action plans. Exclusive meet & greet at Blackhat Conference and Defcon, in Las Vegas, NV. Sponsored tickets for 3 to our official private party at Mandalay Bay, Paradise, NV, with the OpenAVN Community during Defcon.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Market Landscape



Size of the cybersecurity market worldwide, from 2017 to 2023 (in billion U.S. dollars) Source: Statista, 2019

Cybersecurity market in its entirety is forecasted to reach well over $360 Billion USD by 2025. With US market accounting for about 48% market share, the US Market spending has seen a steady growth of 12% YOY. In 2018, global spending on cybersecurity was projected to reach around $66 billion USD, more than doubling in value since 2011. With Cisco controlling almost the entire industry, other companies are simply forced to plug-in to its efforts towards cybersecurity. OpenAVN democratizes the market by bringing an easily adaptable, backward compatible technology that can be leveraged to distribute the market share much further to growing companies bringing innovation in an industry that is yet again failing due to non-existence of diversity.

Risks and Disclosures

Many of the Company's contracts are understood to be contingent on the successful development and proof of concept of its full platform. The platform is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it is not guaranteed that the platform or any other product candidates will be successfully developed or commercialized.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the

Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cybersecurity market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token offerings, is uncertain, and new regulations or policies may adversely affect the development of the Company's products. Regulation of tokens and token offerings, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is being developed and likely to rapidly evolve. Regulations on token offerings vary significantly among international, federal, state, and local jurisdictions and are subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development, growth, adoption, and utility of such tokens. Failure by the Company or certain users to comply with any laws, rules, and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operations. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks and special licenses for virtual currency business activities in the State of New York. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission (the "SEC"), and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of Blockchain assets is also uncertain. The CFTC has publicly taken the position that certain Blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some Blockchain related assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a Blockchain network or asset, tokens may be adversely affected.

Blockchain networks face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China, and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations, or directives that affect such technology. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the business. It is impossible to predict the effects of any future regulatory change on tokens and blockchain technology, but such change could be substantial and adverse to the development and growth of the Company and the adoption and utility of tokens. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the tokens may be exchanged, the liquidity of the tokens, the ability to access marketplaces or exchanges on which to trade the tokens, and the structure, rights, and transferability of tokens.

The future issuance of tokens may constitute the issuance of a "security" under U.S. federal securities laws. The Company intends to tokenize assets in the future. On July 25, 2017, the SEC issued a Report of Investigation under Section 21(a) of the Securities Exchange Act of 1934 (the "Exchange Act") describing an SEC investigation of The DAO, a virtual organization, and its use of distributed ledger or Blockchain technology to facilitate the offer and sale of DAO Tokens to raise capital. The SEC applied existing U.S. federal securities laws to this new paradigm, determining that DAO Tokens were securities. The SEC stressed that those who offer and sell securities in the U.S. are required to comply with federal securities laws, regardless of whether those securities are purchased with virtual currencies or distributed with Blockchain technology. The SEC's announcement, and the related report, may be found here: https://www.sec.gov/news/press-release/2017-131. As noted by the SEC, the issuance of tokens represents a new paradigm and the application of the federal securities laws to this new paradigm is very fact specific.

The Company may not receive necessary regulatory approvals to publicly offer tokens via a registration statement. Prior to the commencement of a sale of any tokens to the public, the Company may need regulatory approvals, and/or "no action" clearances, from the SEC and possibly state securities regulators. If the Company is not able to obtain these regulatory approvals or "no action" clearances, it may have to reconfigure the offering of tokens so that it satisfies regulatory requirements. If the Company cannot obtain the necessary approvals, it may not be able to launch or distribute tokens effectively or at all.

The Company has not filed a Form D for its Pre-Seed offering from December 2018. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company has conducted related party transactions. The Company's startup expenses were paid for by related party, Metasquare, Inc. Metasquare, Inc. is owned by Harish Prasanna and Bidlur Shivaprakash, who are members of the Company's management team. Additionally, the Company received intellectual property from Metasquare, Inc., a separate company with common management and ownership. The intellectual property is the underlying technology of the Company's product. Metasquare, Inc. is owned by Harish Prasanna and Bidlur Shivaprakash, who are members of the Company's management team.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
> 📁 Financials (2 files)	Jun 21, 2019	Folder
> 📁 Fundraising Round (1 file)	Jun 21, 2019	Folder
> 📁 Investor Agreements (1 file)	Jun 21, 2019	Folder
> 📁 Miscellaneous (4 files)	Jun 21, 2019	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in OpenAVN

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by OpenAVN. Once OpenAVN accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to OpenAVN in exchange for your securities. At that point, you will be a proud owner in OpenAVN.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, OpenAVN has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now OpenAVN does not plan to list these securities on a national exchange or another secondary market. At some point OpenAVN may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when OpenAVN either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is OpenAVN's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the OpenAVN's Form C. The Form C includes important details about OpenAVN's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



OpenAVN ™

World's 1st Decentralized Antivirus powered by AI and Blockchain

openavn.com

OpenAVN

Over 752%
Increase in Ransomware Attacks Globally





$1.2 Trillion USD
Worth of Data lost to Cyber Attacks



GLOBAL CYBER THREAT
HACKERS DEMAND RANSOM IN MAJOR CYBER ATTACK
CNN
NEWS
Iran has laid groundwork for extensive cyberattacks on U.S., say officials
MSNBC
TIMES ONLINE
China's cyber army is preparing to march on America, says Pentagon
The Washington Post
Russia never stopped its cyberattacks on the United States

Cybersecurity Arena

- Antiviruses are usually inefficient & ineffective 8 out of 10 times

- New malware, viruses updates are pushed sporadically every few weeks

- Data loss and global breach has tripled to over 1,500+ incidents since 2017

- US Businesses lost $8.82 Billion* USD from Ransomware in 2018

- Every year, billions of personal records are stolen and the trend is uprising

- Governments are exposed to targeted threats and leaks all the time

* Cybersecurity Ventures, 2018

OpenAVN Solution

- OpenAVN (Open AntiVirus Network) is a decentralized antivirus solution

- Blockchain & Artificial Intelligence (AI) to find real time solutions with less than 3 days to market

- Complete protection against Viruses, Malware, and Network based threats using Advanced prediction algorithms & malware behaviour analysis

- A fully integrated firewall that guards against unknown threats and 0-Day Attacks

- AI enhanced platform enriched with new malware samples from researchers around 45+ countries

Efficiency Comparison

Traditional Antivirus systems vs. OpenAVN



Key Antivirus Features

Traditional AV
OpenAVN

- False Positives (%)
- AI Accuracy (%)
- Signature Publication (In Days)
- Malware Sample Collection (In Days)

0
25
50
75
100











Decentralized Differentiator

- Less than 3 days to identify and ship malware signatures from over 30+ days by current competitors
- Analyzes and compares over 60 Billion data samples every day from security researchers in over 45+ Countries providing global coverage
- Prevents Anonymous Ransomware and Zero Day Vulnerabilities, by protecting user data using Installed Application Integrity
- OpenAVN is unstoppable due to its distributed nature, thus providing over 99.999% availability*
- Blockchain based governance brings trust, incentive, security, privacy and accuracy to the technology and the ecosystem

Technical Stats

OpenAVN, Blockchain and Client Application









IPFS

ANGULARJS by Google

OpenZeppelin

Over 250+ Pilot Licenses sold

About 200+ Tracked Metrics

Over 15K LOC in Python,JS

Close to 7K LOC in C, Cython & ML

Over 14TB+ Malware Data Model for our classifier algorithms

Blockchain based network and consensus

Distributed Artificial Intelligence Network

Snapshot of OpenAVN

Average cost/cyberattack has risen up to $1 Million USD

Top impact category is Operational/Productivity loss

Over half of Businesses report an overall reputation loss after security breach

A brief comparison to attacks prevented by OpenAVN alpha vs Traditional antivirus software : 2018-19



Total Attacks Mitigated

N = 150 Nodes

Total # of Cyber Attacks

| | OpenAVN |
| | Traditional AV |

0 — 25 — 50 — 75 — 100 — 125

Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep

Business Potential

$150
Billion Dollars

Market Share Value

$12
Dollars

Average Fees (Monthly Recurring)

$120
Million Dollars

Projected Revenue by 2022

OpenAVN retains a 30% commision on every license sold

Consumer Base

Diverse user base

Wider market coverage

Unique adoption strategy

Home Users

Small & Medium Businesses

Corporates and Enterprises

3rd Party Security Solutions

Channel Partners & Resellers

Malware Research Labs

Application Developers

Data Aggregators

Product Timeline

Timelines are only indicative and subject to change*

Investors are pinched between two kinds of fear: fear of investing in startups that fizzle and fear of missing out on start-ups that take off - Paul Graham, Co-Founder of Y Combinator

Q2 2017	**Q1 2018**	**Q4 2018**	**Q2 2019**	**Q1 2020**	**Q3 2020**
Inception of OpenAVN	Whitepaper release	Pilot release Alpha launch	Pilot release Beta launch	Product Launch General release	Enterprise Edition release
OpenAVN started with its debut at Web Summit 2017 in Lisbon, Portugal.	The 1.0 version of the whitepaper was released early February.	The first alpha version written in Python was released late November	The more advanced and refined beta version was released early August	Security audit is underway. The release candidate is expected to launch early January	Fully audited edition for businesses and enterprises is expected to launch early in June

Future Growth

Cybersecurity spending to hit $250 Billion USD by 2025

Blockchain adoption increases market share value

Decentralization, Blockchain and AI is the future

Projected Revenue $500MM USD* by 2023

Cybersecurity Market Share Growth 2020 - 2025



In Billion USD
0
50
100
150
200
250
2020
2021
2022
2023
2024
2025
Others
OpenAVN
McAfee
Microsoft
Symantec
Cisco

Worldwide Security as a Service (Adopted for Projections) - Statista, 2017

Statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results

Timelines



2017
2018
2019
2020
Q1
Q2
Q3
Q4
Investments to date : $210k
Seed Round
Series A
Founded & Released Whitepaper
Built Blockchain & smart contracts, Alpha release
Architecture modelling & Beta release
Business & Legal Groundwork, IP Patent work.
Public release, Business release, Marketing, Sales & Channeling

Funding & Milestones

6 Months to Blockchain release and Researchers onboarding

IP and Legal Compliances

12 Months to Business and Corporate Market Penetration

18 Months to public SDK release for 3rd Party solutions

Invested about $210k to date

Use of Funds

50% in Software Development and Infrastructure

40% in Marketing, Sales and Channel Expenses

10% in IP, Legal and Regulatory Cost

Released White Paper and Market Research data

Built blockchain smart contracts
- alpha/beta pilot versions

Architecture testing and scalability modelling
- Trademarks and Patenting Work
- Business strategy and legal groundwork

Funding Rounds & Future Plans


Founded
2017
2018
F&F Round
Seed Round
2019
2020
Series A funding
Series B funding / IPO
2021

Expected divestment from M&A activity that will be explored, with a timeline of about 3 years

Initial Public Offering to be explored after 3 years

🌟 Meet our all star team 🌟

Harish Prasanna - Founder | CEO
7+ Years of Web, Software & Technical Consulting Experience
Frmr. Development & Cybersecurity Engineer
MS in Digital Forensics and Cybersecurity

Arvind Subramanian - PR | Business Relations
Senior DevOps Consultant
Frmr. Web Services Developer & Global SEO Expert
MS in Computer Science (Distributed Systems)

Pascal Mittner - Research | Technology
Swiss Cybersecurity Pioneer, Frmr Security Engineer
MS in Business Administration
Dipl. Engineering in Telecom (IT Security)

Bilal Khan - Research | Technical Advisor
Founder of Digital Forensics and Cybersecurity Program, CUNY
Over 20 Years of Research Experience & 117+ Publications
Phd in Mathematics (Group Theory)
MS in Computer Science (Networking)

Shivaprakash Bidlur - Co-Founder | CFO
Over 20+ Years of experience in IT & Expert Systems
Multiple Exits to Major Corps; M&A Expertise
MS in Computer Science and Expert Systems
MBA in Finance

Jonathan Ystad - Web | Marketing
Web Development Marketing, Frmr SEO Consultant
MS in Digital Forensics and Cybersecurity
MS in Computer Science and Electronics

Jordan Parkinson - Marketing | Sales
Marketing Executive, Frmr Regional Sales Executive
BS in Business Management & Marketing

Cesar Cergas - Malware Tech | Advisor
Cybersecurity Consultant @ McAfee Malware Labs
Frmr Malware Research Lead @ JohnJay
MS in Digital Forensics and Cybersecurity



Thank you!

pause for suspense, gasps*

Great investment opportunities to maximize your value for investing in our early seed stage. We look forward to your comments and feedback.

EXHIBIT E
Video Transcript

Exhibit E
Video Transcript

Let's now dive into the State of Security and Privacy in the digital
era. Everything we do starts with a why. The performance of the
cybersecurity industry has gone down terribly that the annual cost of
data breaches has crossed over $1 Trillion US Dollars in 2019. It is
estimated to reach $5 Trillion by 2024!

Although the industry spending is projected at a standard 12-15%
growth Year-over-Year, the cybersecurity industry is left to handle an
entire gamut of issues that are not yet addressed as part of the
current ecosystem.

This takes us to How we are looking at the current issues, Introducing
OpenAVN, a scalable network layer against digital threats. OpenAVN -
The Open Antivirus Network is a blockchain and Artificial
Intelligence-based malware and digital threat mitigation utility. It
uses the state of the art crowdsourcing and pattern matching
techniques to provide immunity and protect a wide range of devices
online today.

Businesses today have become an active target against a growing number
of Ransomware Attacks. Methods like online phishing and rogue email
attachments that go undetected by today's anti-viruses have resulted
in one business falling prey to an attack every 14 seconds!

Survey respondents have voted to having their data lost to major
breaches and targeted by phishing attempts & online identity theft.
Everyone clearly seems to be concerned about their privacy online.

Now, let's take a look at how OpenAVN aims to solve this. OpenAVN
protects and safeguards your devices and the entire internet by
swiftly analyzing malware samples submitted by malware labs and
researchers globally using Blockchain and AI. It also enables a built-
in incentive mechanism to encourage users in the network by positively
contributing to the platform!

But, let's not get ahead of ourselves. Let's first tackle the major
issue of privacy. At OpenAVN, Privacy is NEVER an afterthought. We
asked a group of 250 university students spanning across eight
different universities. Over 55% responded that they use some form of
online privacy protection tools like VPN. Over 81% are afraid their
digital life is actively monitored. And 73% feel they are not too
comfortable posting pictures online due to privacy concerns.

Now let's look at the features that OpenAVN brings to the table.
OpenAVN is packed with enterprise-grade privacy solutions like
Advanced Firewall, VPN, Ad-Blocking, and Safe-browsing plugins. These
tools actively protect your online presence and secure your home

automation devices using realtime threat intel from the network. Thus helping you steer clear of the privacy pitfalls online which is the root cause of most issues on the internet today.

Let's now talk about Malware. At least 75% of businesses today are unaware of how a malware attack might significantly affect their everyday activities and result in loss of credibility.

About 1 in every 3 online businesses have accepted to customer data breaches. Around 1 in every 5 businesses admitted to having ignored such attacks to keep their customers from leaving them.

By reducing the amount of time taken to protect the end-user, OpenAVN helps secure everyone online by delivering security in realtime. More businesses in the future will be required to factor in business continuity, ethical trade safety, and a plan to secure their infrastructure as part of their business plan starting Day Zero.

OpenAVN does not stop there. The next generation is highly critical to creating smarter and more secure netizens. Nearly 6 in 10 respondents agree to better education and awareness for a secure future. Most universities globally lack practical demonstration in their cybersecurity curriculum. While many professionals strive to keep up with the industry, 79% of respondents were not aware of regulatory practices introduced globally, like GDPR.

Around 3 in 4 security professionals believe in a curriculum that educates the general public about the latest trends in security and privacy. Over 4 in 5 responded that education is key to a more secure future. As such, OpenAVN introduces an active learning system for users online regardless of their age, background, and origin.

So, this provides a comprehensive roundup on today's state of security and privacy. Protecting the entire ecosystem requires awareness and initiative from everyone to foster a secure internet culture. OpenAVN and its efforts are highly pivotal in securing the next generation of mankind's best invention, "The Internet."